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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           Farm Family Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock ($.01 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   307901108
-------------------------------------------------------------------------------
                                 (CUSIP Number)


         Jeffery H. Kirby, Esq., Administrator and Secretary/Treasurer
                   New York Farm Bureau Service Company, Inc.
                          Route 9W, Glenmont, NY 12077
                                 (518) 436-8495
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 April 6, 1999
  --------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------
CUSIP No.               307901108
                        ---------
---------------------------------

--------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      New York Farm Bureau Service Company, Inc.
--------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) X
                                                                  (b) [ ]
--------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------
4  SOURCE OF FUNDS*
      OO
--------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                   [ ]
---------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
--------------------------------------------------------------------------
     NUMBER OF        7        SOLE VOTING POWER
      SHARES                    341,599 shares
   BENEFICIALLY  ---------------------------------------------------------
     OWNED BY         8        SHARED VOTING POWER
       EACH                     None
     REPORTING   ---------------------------------------------------------
      PERSON          9        SOLE DISPOSITIVE POWER
       WITH                     341,599 shares
                 ---------------------------------------------------------
                      10        SHARED DISPOSITIVE POWER
                                 None
--------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     341,599 shares
--------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     Not Applicable
--------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.6%
--------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------------------
CUSIP No.               307901108
                        ---------
---------------------------------

--------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    New York Farm Bureau, Inc.
--------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) X
                                                                    (b) [_]
--------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     OO
--------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                  [_]
--------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
--------------------------------------------------------------------------
         NUMBER OF     7  SOLE VOTING POWER
          SHARES           341,599 shares
       BENEFICIALLY   ----------------------------------------------------
         OWNED BY      8  SHARED VOTING POWER
           EACH            None
         REPORTING    ----------------------------------------------------
          PERSON       9  SOLE DISPOSITIVE POWER
           WITH            341,599 shares
                      ----------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     341,599 shares
--------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     Not Applicable                                                    [_]
--------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.6%
--------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     HC
--------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer
------   -------------------

          This statement relates to the Common Stock, par value $.01 per share (the "Common Stock") of Farm Family Holdings, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 344 Route 9W, Glenmont, NY 12077.

Item 2.  Identity and Background
------   -----------------------

          This Statement is filed by New York Farm Bureau Service Company, Inc., a New York corporation (the "Service Company"), and New York Farm Bureau, Inc., a New York corporation ("NYFB").

          The Service Company is a privately-held corporation and a wholly-owned subsidiary of NYFB which engages in no activities apart from holding the Common Stock and other preferred stock. The Service Company's principal business and office address is Route 9W, Glenmont, NY 12077.

          NYFB is a not-for-profit corporation engaged in supporting farming and agriculture in New York State. The principal business and office address of NYFB is Route 9W, Glenmont, NY 12077.

          Information with respect to the executive officers and directors of the Service Company and NYFB, including (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship, is listed on the Schedules attached hereto as Annexes A and B, respectively, which are incorporated herein by reference.

          Neither the Service Company or NYFB, nor, to the best of their knowledge, any executive officer or director of any of them, has during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or other Consideration
------   -------------------------------------------------

          The Issuer and the Service Company entered into an Amended and Restated Option Purchase Agreement dated February 26, 1998, as amended by Amendment No. 1 dated April 28, 1998, and as further amended by Amendment No. 2 dated January 14, 1999 (the "Amended and Restated Option Purchase Agreement"), and also entered into an Agreement and Plan of Reorganization dated February 26, 1998 (the transactions contemplated by the foregoing hereafter collectively referred to as the "Reorganization"). The Amended and Restated Option Purchase Agreement and the Agreement and Plan of Reorganization dated February 26, 1998 are qualified by reference to the full text of these agreements which are referred to as Exhibit 2 and Exhibit 3 respectively.

          Under the Reorganization, the Issuer acquired from the Service Company all of its 23,783 shares of the common stock of Farm Family Life Insurance Company (the "Life Insurance Company") representing 39.631 percent of the Life Insurance Company's issued and outstanding shares. The remaining issued and outstanding shares in the Life Insurance Company were acquired by the Issuer from the other parties to the Amended and Restated Option Purchase Agreement.

          In consideration for the Service Company's 23,783 shares of the common stock of the Life Insurance Company, the Service Company received 339,578 shares of Common Stock and 64,682 shares of 6-1/8% Voting Preferred Stock, Series A (the "Preferred Stock") of the Issuer.

Item 4.  Purpose of Transaction
------  ----------------------

          The Service Company acquired an aggregate 339,578 shares of Common Stock and 64,682 shares of Preferred Stock of the Issuer as consideration for the sale of the Service Company's interest in the Life Insurance Company to the Issuer. The remaining shareholders of the Life Insurance Company also received shares of Common and Preferred Stock from the Issuer in exchange for and in proportion to their respective interests in the Life Insurance Company.

          As an integral part of the Reorganization, and as contemplated by the Amended and Restated Option Purchase Agreement, the Service Company will distribute (the "Transfer") all of its assets in liquidation to NYFB, including the Common and Preferred Stock received from the Issuer, in accordance with the terms of the Agreement and Plan of Reorganization dated February 26, 1998. NYFB will hold the Issuer's stock as an investment and is limited by law in its right to resell the stock. No dissolution of NYFB is contemplated.

          Subject to the foregoing and to the Transfer, neither the Service Company nor NYFB has any present plans or proposals which relate to or would result in:

  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  (e) Any material change in the present capitalization or dividend policy of the Issuer;

  (f) Any other material change in the Issuer's business or corporate structure;

  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

  (j)  Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer
------   ------------------------------------

  (a) As of the date hereof and subject to the arrangements described in Item 6 below, the Service Company is the direct beneficial owner of 341,599 shares of Common Stock of the Issuer, representing approximately 5.6% of the issued and outstanding shares of the Common Stock of the Issuer. NYFB is the indirect beneficial owner of such 341,599 shares of Common Stock of the Issuer, representing approximately 5.6% of the issued and outstanding shares of the Common Stock of the Issuer.

          To the best knowledge of the Service Company and NYFB, two of the executive officers of both corporations (who are not directors) beneficially own Common Stock of the Issuer other than in their capacity as executive officers of such corporations. John W. Lincoln, President of the Service Company and President of NYFB, owns 167 shares of Common Stock of the Issuer, which includes 113 shares as to which voting and investment power are shared with S. Anne Lincoln, representing approximately .00002% of the issued and outstanding shares of the Common Stock of the Issuer. Jon R. Greenwood, Vice President of the Service Company and Vice President of NYFB, owns 1,479 shares of Common Stock of the Issuer, as to which voting and investment power are shared with Linda R. Greenwood, representing approximately .0002% of the issued and outstanding shares of the Common Stock of the Issuer.

  (b) The Service Company has the power to vote or to direct the vote and the power to dispose or to direct the disposition of the 341,599 shares of Common Stock of the Issuer which it beneficially owns.

          To the best knowledge of the Service Company and NYFB, none of their respective executive officers or directors has the power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock beneficially owned by such corporations (other than in his or her capacity as an executive officer or director of such corporations).

  (c) Other than the acquisition of the 339,578 shares of Common Stock of the Issuer pursuant to the Reorganization, neither the Service Company nor NYFB has effected any transactions in the Common Stock of the Issuer in the past 60 days.

          To the best knowledge of the Service Company and NYFB, none of their respective executive officers or directors has effected any transactions in shares of the Common Stock of the Issuer during the past 60 days.

  (d) Subject to the arrangements described in Item 6 below, to the best knowledge of the Service Company and NYFB, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock of the Issuer beneficially owned by such corporations.

  (e)  Not Applicable.

Item 6.  Contracts, Arrangements, Understandings
------   or Relationships with Respect
         to Securities of the Issuer
         ---------------------------------------

          Except as described below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Service Company and NYFB or, to the best of their knowledge, any executive officer or director of either of them and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          Pursuant to the Reorganization, the Issuer has agreed that the Service Company may transfer record ownership of the 339,578 shares of Common Stock of the Issuer held by the Service Company to NYFB in liquidation. The Service Company intends to do so.

          Pursuant to the Registration Rights Agreement dated as of April 6, 1999 between the Issuer and the shareholders of the Issuer including the Service Company (the "Registration Rights Agreement"), the Service Company is entitled to certain registration rights with respect to the shares beneficially owned by the Service Company. The description of the Registration Rights Agreement is qualified by reference to the full text of the agreement which is included as
Exhibit 4 to this filing.


Item 7.  Material to Be Filed as Exhibits
------  --------------------------------

  1. Written Agreement of the Service Company and NYFB relating to the filing of this Amendment as required by Rule 13d-l(f).

  2. Amended and Restated Option Purchase Agreement dated as of February 26, 1998, as amended, between the Issuer, the Service Company and the remaining shareholders of the Life Insurance Company.*

  3. Agreement and Plan of Reorganization dated as of February 26, 1998, between the Issuer and the Service Company.

  4. Registration Rights Agreement dated as of April 6, 1999, between the Issuer and the shareholders of the Issuer including the Service Company.

* This document was filed with the Securities and Exchange Commission by the Issuer as Annex A to its Proxy Statement Regarding Special Meeting on Form DEFS14A filed on February 23, 1999, and is incorporated herein by reference.

Signature
---------


          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, correct and complete.


                               New York Farm Bureau Service Company, Inc.

April 16, 1999                 By:   /s/ Jeffery H. Kirby
                                     -------------------------------
                                     Jeffery H. Kirby
                                     Administrator and Secretary / Treasurer


                               New York Farm Bureau, Inc.

April 16, 1999                 By:   /s/ Jeffery H. Kirby
                                     -------------------------------
                                     Jeffery H. Kirby
                                     Administrator and Secretary / Treasurer

                                                                         Annex A
                                                                         -------
NEW YORK FARM BUREAU SERVICE COMPANY, INC.

Name and Business Address

(all business addresses are:
New York Farm Bureau Service
Company, Inc.
Route 9W
Glenmont, NY 12077
unless otherwise indicated)           Present Principal Occupation or        Citizenship
----------------------------          Employment
DIRECTORS

Paul Zittel                           Farmer                                  USA
W. Bruce Krenning                     Farmer                                  USA
Norbert Amberg                        Farmer                                  USA
Robert Chadeayne                      Farmer                                  USA
April Martin                          Farmer                                  USA
Douglas W. Shelmidine                 Farmer                                  USA
Onalie Beckstead                      Farmer                                  USA
Christine K. Nellis                   Farmer                                  USA
Roger Hamilton                        Farmer                                  USA
Roderick O. Dressel, Jr.              Farmer                                  USA
Lyle C. Wells                         Farmer                                  USA
Judi Whittaker                        Farmer                                  USA
Dale Mattoon                          Farmer                                  USA

EXECUTIVE OFFICERS
(who are not Directors)

John W. Lincoln                       Farmer                                  USA
President
Jon R. Greenwood                      Farmer                                  USA
Vice President
Jeffery H. Kirby                      Administrator                           USA
Administrator and
Secretary/Treasurer
Leslie R. Miller                      Director of Finance                     USA
Assistant Treasurer

                                                                         Annex B
                                                                         -------
NEW YORK FARM BUREAU, INC.

Name and Business Address
(all business addresses are:
New York Farm Bureau, Inc.
Route 9W
Glenmont, NY 12077
unless otherwise indicated)            Present Principal Occupation or        Citizenship
---------------------------            Employment

DIRECTORS

Paul Zittel                           Farmer                                  USA
W. Bruce Krenning                     Farmer                                  USA
Norbert Amberg                        Farmer                                  USA
Robert Chadeayne                      Farmer                                  USA
April Martin                          Farmer                                  USA
Douglas W. Shelmidine                 Farmer                                  USA
Onalie Beckstead                      Farmer                                  USA
Christine K. Nellis                   Farmer                                  USA
Roger Hamilton                        Farmer                                  USA
Roderick O. Dressel, Jr.              Farmer                                  USA
Lyle C. Wells                         Farmer                                  USA
Judi Whittaker                        Farmer                                  USA
Dale Mattoon                          Farmer                                  USA

EXECUTIVE OFFICERS
(who are not Directors)

John W. Lincoln                       Farmer                                  USA
President
Jon R. Greenwood                      Farmer                                  USA
Vice President
Jeffery H. Kirby                      Administrator                           USA
Administrator and
Secretary/Treasurer
Leslie R. Miller                      Director of Finance                     USA
Assistant Treasurer

                                 EXHIBIT INDEX
                                 -------------

 Exhibit                               Document                                    Page
   No.
--------   -------------------------------------------------------------     -----------
    1      Written Agreement of the Service Company and NYFB relating to         [  1  ]
           the filing of this Amendment as required by Rule 13d-l(f).
    2      Amended and Restated Option Purchase Agreement dated as of
           February 26, 1998, as amended, between the Issuer, the Service
           Company and the remaining shareholders of the Life Insurance
           Company.*
    3      Agreement and Plan of Reorganization dated as of February 26,         [  2  ]
           1998, between the Issuer and the Service Company.
    4      Registration Rights Agreement dated as of April 6, 1999,              [ 12  ]
           between the Issuer and the shareholders of the Issuer including the Service Company.

           *  This document was filed with the Securities and Exchange
           Commission by the Issuer as Annex A to its Proxy Statement
           Regarding Special Meeting on Form DEFS14A filed on February 23,
           1999, and is incorporated herein by reference.